

Cecily Brown (b. 1969)



In July 2023, Masterworks exited a similar Cecily Brown offering, returning a net annualized return of 77.3% to holders of Class A shares from the primary offering.

INVESTMENT THESIS

Initial Offering Price
$557,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works
18.8%

Sharpe Ratio (2000-2022)	watch video
Cecily Brown	▲1.17
All Art	0.54
S&P 500	0.44

0% Progress

MEMBERS ONLY



Cecily Brown
(b. 1969)

Why we like this offering

1. Cecily Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.
2. The Artwork features a predominantly green palette. Flicks of pink, red, yellow, orange, and blue paint weave between the layers of green paint to create a dynamic composition. Allusions to severed limbs, canons, artillery, and a field conjure the humorous violence of the Artwork's title: “ ”.
3. The Artwork is representative of Cecily Brown's gestural oil painting practice, which underwent a stylistic shift in the late 1990s when her characteristically figurative and sexually-explicit imagery gave way to more evocative and abstract compositions.
4. In April 2023, the Metropolitan Museum of Art opened a major career survey of the artist's work, titled “Cecily Brown: Death and the Maid,” which brings together fifty paintings, drawings, sketchbooks, and monotypes. The exhibition marks Brown's first institutional show in New York since she moved there from London in the 1990s.
5. In July 2022, Masterworks exited a different Cecily Brown painting realizing a 27.3% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.
6. As of July 10, 2023, Cecily Brown's abstract compositions created in the late 1990s through the 2010s represent the majority of the artist's top auction records, suggesting particular demand for these works amongst collectors.
7. As of July 10, 2023, largely abstract compositions created in the 2000s through the 2010s represent six of the artist's top ten auction records, suggesting particular demand for these works amongst collectors.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$52,475,246	30	$5,800,000

Average Prices



2.1M
1.6M
1M
523.8K
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Turnover by Year



58.1M
43.6M
29.1M
14.5M
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Lots Auctioned ■ Sold ■ Unsold



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Initial Offering Price	**$557,000**
Offering Circular	sec.gov/edgar

Painting







About Cecily Brown

Cecily Brown (b. 1969, Britain) is considered to be one of the most important contemporary artists living today. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered attention. Brown is signed with Gagosian Gallery, the mega-dealer who has represented some of the most important names in contemporary art, including Jean-Michel Basquiat, Cy Twombly, and Richard Serra.

INVEST NOW

CECILY BROWN

b. 1969, GREAT BRITAIN



$557,000

INITIAL OFFERING

18.8% ANNUAL APPRECIATION OF SIMILAR WORKS[2]	**▲1.17** SHARPE RATIO[3]
21.7% RECORD PRICE GROWTH[4]	**18.2%** MEDIAN REPEAT SALE PAIR APPRECIATION[5]

Oil on Linen | 13 × 17 in.

Cecily Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.

The Artwork is representative of Cecily Brown's gestural oil painting practice, which underwent a stylistic shift in the late 1990s when her charac-teristically figurative and sexually-explicit imagery gave way to more evocative and largely abstract compositions. Cecily Brown's abstract paintings layer energetic, multicolored brushstrokes to create texturally rich and sensual compositions. Despite her commitment to abstraction, Brown still often alludes to corporeal figures and narra-tive scenes through her strategic use of color and the organic curvature of her brushstrokes. Cecily Brown's abstract oil paintings range in scale. The Artwork is representative of her small-scale oil on canvas paintings. The Artwork features a predom-inantly green palette. Flicks of pink, red, yellow, orange, and blue paint weave between the layers of green paint to create a dynamic composition. Allusions to severed limbs, canons, artillery, and a field conjure the humorous violence of Artwork's title: "LOL Tinkle Battleground". As of July 10, 2023, Cecily Brown's abstract compositions created in the late 1990s through the 2010s represent the major-ity of the artist's top auction records, suggesting particular demand for these works amongst collec-tors. As of July 10, 2023, examples similar in period, scale, and composition to the Artwork have sold in excess of $2,000,000 at auction and include exam-ples such as: "Running Scared" (2010), which sold for $2,601,000 at Sotheby's, New York, on March 9, 2023, "Untitled" (2007-2008), which sold for $1,740,000 at Christie's, New York, on November 18, 2022, and "Girder and Joist" (2009), which sold for $1,083,600 at Sotheby's, New York, on March 11, 2022. The Artwork's period and composition make it a commercial and desirable work by Cecily Brown.

Cecily Brown has been the subject of numerous major solo exhibitions at major institutions, includ-ing the Metropolitan Museum of Art in New York in 2023, Blenheim Palace in Oxfordshire, England, in 2020 to 2021, the Louisiana Museum in Denmark in 2018 to 2019, the Museum of Fine Arts Boston in 2006 to 2007, and the Hirshhorn Museum and Sculpture Center in Washington, DC, in 2002 to 2003. Her work is also represented worldwide in the collections of important cultural institutions, including the Guggenheim Museum, the Whitney Museum of American Art, and the Brooklyn Museum in New York, the Louisiana Museum in Denmark, the National Gallery of Norway in Oslo, the Tate Gallery in London, Glenstone Museum in Potomac, and the Foundation Louis Vuitton in Paris. Since 2017, Brown's secondary market has steadily increased, reaching an all-time high in 2022, with total turnover exceeding $54 million, including Buyers Premium. As of June 16, 2023 eight of her top ten price records at auction have been set in the last three years, and are dominated by her large-scale, abstract canvases. As of July 10, 2023, Brown's top auction record is held by "Suddenly Last Summer" (1999), which sold for $6,776,200 at Sotheby's, New York on May 18, 2018, after having previously been sold for $1,082,500 at Sotheby's New York on May 12, 2010, and before that for $662,500 at Phillips New York on May 14, 2009. This top auction record is followed by "Free Games for May" (2015), which sold for $6,711,450 at Sothe-by's New York on May 16, 2023, and then "Spree" (1999), which sold for $6,583,500 at Sotheby's New York on November 18, 2021.

AS OF AUGUST 2ND, 2023, BROWN'S TOP AUCTION RECORD IS HELD BY "SUDDENLY LAST SUMMER" (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S, NEW YORK ON MAY 18, 2018, AFTER HAVING PREVIOUSLY BEEN SOLD FOR $1,082,500 AT SOTHEBY'S NEW YORK ON MAY 12, 2010, AND BEFORE THAT FOR $662,500 AT PHILLIPS NEW YORK ON MAY 14, 2009. THIS TOP AUCTION RECORD IS FOLLOWED BY "FREE GAMES FOR MAY" (2015), WHICH SOLD FOR $6,711,450 AT SOTHEBY'S NEW YORK ON MAY 16, 2023, AND THEN "SPREE" (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


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Cecily Brown (b. 1969, Britain) is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint. In 1993, Brown received her BFA from the Slade School of Art in London, where she studied abroad at the New York Studio School. A year after graduating, she returned to New York and distanced herself from the Young British Artists, London's dominant artistic movement focused on unconventional materials and concept driven work. In New York, Brown continued her exploration of the materiality and eroticism of oil paint, drawing inspiration from Analytic Cubism, Abstract Expressionism, and old-master paintings as well as contemporary pornography and female sexuality. Her early works incorporated cartoonish figuration into humorous and sensual expressionistic paintings; however, she predominantly abandoned figuration in the 1990s to develop her dynamic gestural brushstrokes. Brown's abstract compositions quickly garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, her first major solo exhibition, Spectacle, served as the inaugural exhibition of Deitch Projects. Two years later, the artist signed with global mega-dealer Gagosian Gallery, and in 2015, she changed her representation to Thomas Dane in London and Paula Cooper Gallery in New York. Brown continues to live and work in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Cecily Brown with the following criteria: Artworks made after 2000 that measure less than 24 inches x 24 inches in size, excluding atypical works with more figurative subject matter and/or monochromatic paintings.The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.8% CAGR implied from selected sales occurring from February 16, 2012 to May 12, 2023.

3. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Cecily Brown has a risk-adjusted appreciation of 1.17. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Paintings by Cecily Brown have a record price compound annual growth rate (“CAGR”) of 21.7% from November 14, 2000 to December 31, 2022. This calculation is based on (i) a record price of $75,000 on November 14, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,800,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist’s market over time. The median repeat sale pair appreciation for Cecily Brown is 18.2%, which is based on 25 repeat sales during the time period beginning on the first purchase price date for the artist’s earliest repeat sales pair, which in the case of Cecily Brown was November 14, 2000 and ending on the last date a repeat sale occurred for such artist, which in the case of Cecily Brown was March 23, 2022. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.